EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Three Months Ended June 30,				Six Months Ended June 30,
($ in thousands)		2007		2006		2007		2006
I.	Earnings:
	Net income	$4,911		$4,466		$9,828		$8,798
	Fixed charges excluding preferred stock dividends	—		—		—		—

	Earnings before fixed charges	$4,911		$4,466		$9,828		$8,798

II.	Fixed charges:
	Preferred stock dividends	$3,541		$3,563		$7,104		$7,126

III.	Ratios of earnings to fixed charges	1.39	x	1.25	x	1.38	x	1.23	x